SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.   )*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

                  00165C104
(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00165C104	13G	Page 2

1			NAME OF REPORTING PERSON Wanda America Investment Holding Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	75,826,927
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	75,826,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.	00165C104	13G	Page 3

1			NAME OF REPORTING PERSON Wanda Culture Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	75,826,927
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	75,826,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No.	00165C104	13G	Page 4

1			NAME OF REPORTING PERSON Beijing Wanda Culture Industry Group Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	75,826,927
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	75,826,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No.	00165C104	13G	Page 5

1			NAME OF REPORTING PERSON Dalian Wanda Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	75,826,927
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	75,826,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No.	00165C104	13G	Page 6

1			NAME OF REPORTING PERSON Dalian Hexing Investment Co Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	75,826,927
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH	8	SHARED DISPOSITIVE POWER	75,826,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No.	00165C104	13G	Page 7

1			NAME OF REPORTING PERSON Jianlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES	5	SOLE VOTING POWER	75,826,927
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	75,826,927
PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,826,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.9%
12			TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1.	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of Class A common stock, par value $0.01 per share (“Class A Stock”), of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

ITEM 2.          NAME OF PERSON FILING; ADDRESS OR PRINCIPAL BUSINESS OFFICE; CITIZENSHIP; TITLE OF CLASS OF SECURITIES; CUSIP NO.

(a)           This Schedule 13G is being filed by:

(i) Wanda America Investment Holding Co. Ltd. (“Wanda America”);

(ii) Wanda Culture Holding Co. Limited (“Wanda Culture”);

(iii) Beijing Wanda Culture Industry Group Co. Ltd (“Beijing Wanda”)

(iv) Dalian Wanda Group Co., Ltd (“Wanda”);

(v) Dalian Hexing Investment Co Ltd (“Dalian Hexing”); and

(vi) Jianlin Wang (Mr. Wang, and, together with Wanda America, Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing, the “Reporting Persons”), who makes voting and disposition decisions with respect to the Issuer’s Class A Stock beneficially owned by Wanda America, Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 4, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)        The address of Wanda America is:

One AMC Way
11500 Ash Street
Leawood, KS 66211

The address of Wanda Culture is:

Unit 606, 6th Floor
Alliance Building
133 Connaught Road
Central, Hong Kong

The address of Beijing Wanda is:

Room 2001
75 Xinhua Street North
Tongzhou District
Beijing
People’s Republic of China

The address of Wanda and Dalian Hexing is:

No. 539, Changjiang Road
Xigang District
Dalian Citi
Liaoning Province
People’s Republic of China

The address of Mr. Wang is:

1-1-1, No. 6, Mingze Garden
Zhongshan District
Dalian City
Liaoning Province
People’s Republic of China

(c)        Citizenship of the Reporting Persons:

(i) Wanda America: Delaware;

(ii) Wanda Culture: Hong Kong;

(iii) Beijing Wanda: China;

(iv) Wanda: China;

(v) Dalian Hexing: China; and

(vi) Mr. Wang: China

(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

(e)	CUSIP Number:

00165C104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.          OWNERSHIP

(a) Amount beneficially owned:

The Issuer has two classes of common stock:  Class A Stock and Class B common stock, par value $0.01 per share (“Class B Stock”). The rights of the holders of Class A Stock and Class B Stock are identical, except with respect to voting and conversion applicable to the Class B Stock. Each share of Class A Stock is entitled to one vote. Each share of Class B Stock is entitled to three votes and is convertible at any time into one share of Class A Stock. As of December 31, 2013, the Reporting Persons beneficially own 75,826,927 shares of the Issuer’s Class B Stock, and therefore, can be deemed to beneficially own 75,826,927 shares of the Issuer’s Class A Stock. The Reporting Persons’ beneficial ownership constitutes 77.9% of the Issuer’s total outstanding common stock and 91.3% of the combined total voting power of the Issuer’s outstanding common stock.

Wanda America is a wholly-owned direct subsidiary of Wanda Culture, which is a wholly-owned direct subsidiary of Beijing Wanda.  Beijing Wanda is a wholly-owned direct subsidiary of Wanda.  Wanda is over 99% owned by Dalian Hexing and less than 1% owned by Mr. Wang.  Dalian Hexing is 98% owned by Mr. Wang.  Each of Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing is deemed to beneficially own 75,826,927 shares of the Issuer’s Class A Stock beneficially held by Wanda America.  Mr. Wang ultimately exercises voting and dispositive power of the securities held by Wanda America, Wanda Culture, Beijing Wanda, Wanda and Dalian Hexing.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(c) Number of Shares as to which such Person has:

      (i)           Sole power to vote or to direct the vote:  The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (ii)           Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

    (iii)           Sole power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (iv)           Shared power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           March 4, 2014

WANDA AMERICA INVESTMENT HOLDING CO. LTD.

/s/ Lin Zhang
By: Lin Zhang, Authorized Signatory

WANDA CULTURE HOLDING CO. LIMITED

/s/ Jianlin Wang
By: Jianlin Wang, Authorized Signatory

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

/s/ Lin Zhang
By: Lin Zhang, Authorized Signatory

DALIAN WANDA GROUP CO., LTD

/s/ Jianlin Wang
By: Jianlin Wang, Authorized Signatory

DALIAN HEXING INVESTMENT CO LTD

/s/ Jianlin Wang
By: Jianlin Wang, Authorized Signatory

/s/ Jianlin Wang
JIANLIN WANG

EXHIBIT INDEX

Exhibit A:                      Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.